Exhibit 99.1

SIMILARWEB ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2023 RESULTS
Delivers positive free cash for the first time since IPO
Non-GAAP operating profit margin of 8%

TEL AVIV, ISRAEL -- February 13, 2024 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its fourth quarter ended December 31, 2023. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We finished the year with 13% annual revenue growth, successfully navigated through a challenging demand environment, and in the fourth quarter we achieved positive free cash flow for the first time as a public company, which is a tremendous accomplishment for us as a team,” said Or Offer, Co-Founder and CEO of Similarweb. “During the quarter, we experienced significant new demand from our largest strategic accounts who are coming to us for unique digital data that they can leverage in their work with generative AI." Offer added, "This is an important development for us as we enter 2024 seeking profitable growth."

Fourth Quarter 2023 Financial Highlights
•Total revenue was $56.8 million, an increase of 11% compared to $51.3 million for the fourth quarter of 2022.
•GAAP operating loss was $(1.1) million or (2)% of revenue, compared to $(14.6) million or (28)% of revenue for the fourth quarter of 2022.
•GAAP net loss per share was $(0.04), compared to $(0.20) for the fourth quarter of 2022.
•Non-GAAP operating profit (loss) was $4.7 million or 8% of revenue, compared to $(10.9) million or (21)% of revenue for the fourth quarter of 2022.
•Non-GAAP operating earnings (loss) per share was $0.06, compared to $(0.14) for the fourth quarter of 2022.

Exhibit 99.1
•Cash and cash equivalents totalled $71.7 million as of December 31, 2023, compared to $77.8 million as of December 31, 2022.
•Net cash provided by (used in) operating activities was $3.7 million, compared to $(12.3) million for the fourth quarter of 2022.
•Free cash flow was $3.5 million, compared to $(14.6) million for the fourth quarter of 2022.
•Normalized free cash flow was $3.5 million, compared to $(13.8) million for the fourth quarter of 2022.

Fiscal Year 2023 Financial Highlights
•Total revenue was $218.0 million, an increase of 13% compared to $193.2 million for fiscal year 2022.
•GAAP operating loss was $(28.8) million or (13)% of revenue, compared to $(87.9) million or (45)% of revenue for fiscal year 2022.
•GAAP net loss per share was $(0.38), compared to $(1.10) for fiscal year 2022.
•Non-GAAP operating loss was $(4.8) million or (2)% of revenue, compared to $(63.8) million or (33)% of revenue for fiscal year 2022.
•Non-GAAP operating loss per share was $(0.06), compared to $(0.84) for fiscal year 2022.
Recent Business Highlights
•Grew number of customers to 4,712 as of December 31, 2023, an increase of 16% compared to December 31, 2022.
•Annual revenue per customer was approximately $50,000 in the fourth quarter of 2023, as compared to $51,600 in the fourth quarter of 2022.
•Grew number of customers with ARR of $100,000 or more to 365, an increase of 8% compared to December 31, 2022.

Exhibit 99.1
•Customers with ARR of $100,000 or more contributed 57% of the total ARR as of December 31, 2023, compared to 55% as of December 31, 2022.
•Dollar-based net retention rate for customers with ARR of $100,000 or more was 107% in the fourth quarter of 2023 as compared to 120% in the fourth quarter of 2022.
•Overall dollar-based net retention rate was 98% in the fourth quarter of 2023 as compared to 109% in the fourth quarter of 2022.
•Multi-year subscriptions now comprise 42% of our overall ARR as of December 31, 2023, as compared to 39% as of December 31, 2022.
•Remaining performance obligations increased 14% year-over-year, to $195.2 million as of December 31, 2023, as compared to $171.0 million as of December 31, 2022.
Financial Outlook
“We accomplished our goal of generating positive free cash flow in the fourth quarter and delivered a second consecutive quarter of non-GAAP operating profit,” said Jason Schwartz, Chief Financial Officer of Similarweb. “We remain focused on driving operating efficiency in order to achieve profitable growth and sustainable positive free cash flow quarterly in 2024.”
•Q1 2024 Guidance
◦Total revenue estimated between $58.5 million and $59.0 million, representing approximately 11% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $1.0 million and $1.5 million.
•FY 2024 Guidance
◦Total revenue estimated between $242.0 million and $246.0 million, representing approximately 12% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $6.0 million and $8.0 million.
The Company’s first quarter and full year 2024 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from

Exhibit 99.1
these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation of these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, February 14, 2024. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: Similarweb powers the data-driven decisions that help businesses win their market by revealing what is happening online. Similarweb provides businesses with the essential digital data & analytics needed to build strategy, optimize customer acquisition and increase monetization. We enable our users to become the first to discover and capture the best business opportunities and to stay alert and react instantly to emerging threats to their business. Similarweb products are easy to use and integrated into users’ workflow, powered by the most advanced technology, and based on what we believe to be the most comprehensive digital data on the planet.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the first quarter and full year of 2024 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and

Exhibit 99.1
assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Exhibit 99.1
Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
raymond.jones@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2022	2023

Assets
Current assets:
Cash and cash equivalents	$77,810	$71,732
Restricted deposits	9,814	10,020
Accounts receivable, net	38,141	47,869
Deferred contract costs	9,789	11,165
Prepaid expenses and other current assets	6,628	5,599
Total current assets	142,182	146,385
Property and equipment, net	31,823	28,630
Deferred contract costs, non-current	8,348	9,845
Operating lease right-of-use assets	40,823	36,007
Intangible assets, net	9,561	4,785
Goodwill	12,867	12,867
Other non-current assets	441	494
Total assets	$246,045	$239,013
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$25,000
Accounts payable	7,144	8,422
Payroll and benefit related liabilities	18,512	20,437
Deferred revenue	93,195	99,968
Other payables and accrued expenses	27,990	23,263
Operating lease liabilities	9,091	7,095
Total current liabilities	180,932	184,185
Deferred revenue, non-current	974	878
Operating lease liabilities, non-current	40,075	35,329
Other long-term liabilities	2,113	3,074
Total liabilities	224,094	223,466
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2022 and December 31, 2023, 76,435,940 and 78,653,046 shares issued as of December 31, 2022 and December 31, 2023, 76,433,772 and 78,650,878 outstanding as of December 31, 2022 and December 31, 2023, respectively;	210	216
Additional paid-in capital	345,834	367,558
Accumulated other comprehensive (loss) income	(367)	872
Accumulated deficit	(323,726)	(353,099)
Total shareholders' equity	21,951	15,547
Total liabilities and shareholders' equity	$246,045	239,013

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023

Revenue	$193,234	$218,019	$51,346	$56,755
Cost of revenue	53,274	47,090	12,426	11,859
Gross profit	139,960	170,929	38,920	44,896
Operating expenses:
Research and development	59,904	56,158	13,977	13,706
Sales and marketing	122,635	101,198	30,096	21,836
General and administrative	45,277	42,380	9,441	10,439
Total operating expenses	227,816	199,736	53,514	45,981
Loss from operations	(87,856)	(28,807)	(14,594)	(1,085)
Other income, net	290	—	290	—
Finance income (expenses), net	4,421	941	(375)	(2,085)
Loss before income taxes	(83,145)	(27,866)	(14,679)	(3,170)
Provision (benefit) for income taxes	516	1,507	319	238
Net loss	$(83,661)	$(29,373)	$(14,998)	$(3,408)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.10)	$(0.38)	$(0.20)	$(0.04)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	75,718,623	77,752,960	76,197,984	78,443,438

Net loss	$(83,661)	$(29,373)	$(14,998)	$(3,408)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(527)	1,239	592	1,604
Total other comprehensive (loss) income, net of tax	(527)	1,239	592	1,604
Total comprehensive loss	$(84,188)	$(28,134)	$(14,406)	$(1,804)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
Cost of revenue	$599	$635	$136	$153
Research and development	5,287	5,782	1,193	1,479
Sales and marketing	5,995	5,196	1,087	1,145
General and administrative	5,106	6,514	1,156	1,665
Total	$16,987	$18,127	$3,572	$4,442

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023

Cash flows from operating activities:
Net loss	$(83,661)	$(29,373)	$(14,998)	$(3,408)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,584	10,258	2,472	2,570
Finance expense (income)	1,112	1,646	(307)	(106)
Unrealized gain from hedging future transactions	(20)	(52)	(493)	(78)
Share-based compensation	16,987	18,127	3,572	4,442
Gain (loss) from sale of equipment	(142)	—	(10)	1
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	5,744	(1,926)	475	2,012
Increase in accounts receivable, net	(6,882)	(9,728)	(13,080)	(13,149)
(Increase) decrease in deferred contract costs	(459)	(2,873)	1,670	(6,467)
Decrease in other current assets	1,342	617	456	2,204
Decrease (increase) in other non-current assets	372	(53)	503	(461)
(Decrease) increase in accounts payable	(4,284)	1,255	(1,444)	(3,054)
Increase in deferred revenue	15,055	6,677	9,622	10,634
(Decrease) increase in other non-current liabilities	(1,497)	961	(936)	1,116
(Decrease) increase in other liabilities and accrued expenses	(316)	1,426	238	7,477
Net cash (used in) provided by operating activities	(46,065)	(3,038)	(12,260)	3,733
Cash flows from investing activities:
Purchase of property and equipment, net	(28,257)	(1,559)	(1,932)	(182)
Capitalized internal-use software costs	(2,919)	(821)	(424)	(33)
Decrease (increase) in restricted deposits	1,660	(206)	507	(74)
Payment in relation to business combinations	(3,787)	—	—	—
Cash received in relation to business combinations	294	—	—	—
Net cash used in investing activities	(33,009)	(2,586)	(1,849)	(289)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,034	2,296	130	171

Exhibit 99.1

Proceeds from employee share purchase plan	2,083	1,259	849	599
Borrowings under Credit Facility	25,000	—	—	—
Payments of contingent consideration, net	—	(2,363)	—	—
Net cash provided by financing activities	29,117	1,192	979	770
Effect of exchange rates on cash and cash equivalents	(1,112)	(1,646)	307	106
Net (decrease) increase in cash and cash equivalents	(51,069)	(6,078)	(12,823)	4,320
Cash and cash equivalents, beginning of period	128,879	77,810	90,633	67,412
Cash and cash equivalents, end of period	$77,810	$71,732	$77,810	$71,732
Supplemental disclosure of cash flow information:
Interest received, net	$(18)	$(203)	$(2)	$(114)
Taxes paid	$485	$1,883	$68	$26
Supplemental disclosure of non-cash financing activities:
Initial public offering costs incurred during the period included in accounts payable and accrued expenses	$(120)	$—	$(120)	$—
Additions to operating lease right-of-use assets and liabilities	$9,485	$2,597	$50	$1,549
Deferred proceeds from exercise of share options included in other current assets	$—	$11	$—	$(43)
Deferred costs of property and equipment incurred during the period included in accounts payable	$116	$139	$(654)	$76
Deferred payments in relation to business combinations held in escrow	$—	$1,269	$—	$—

Schedule A: Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	$(657)	$—
Cash refund to be received resulting from adjustment to working capital	193	—
Property, plant and equipment	43	—
Goodwill and other intangible assets	4,361	—
Deferred taxes, net	(153)	—
	$3,787	$—

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
GAAP gross profit	$139,960	$170,929	$38,920	$44,896
Add:
Share-based compensation expenses	599	635	136	153
Retention payments related to business combinations	1,785	306	129	—
Amortization of intangible assets related to business combinations	4,487	4,641	1,168	1,137
Non-recurring expenses related to termination of lease agreement and others	35	—	—	—
Non-GAAP gross profit	$146,866	$176,511	$40,353	$46,186
Non-GAAP gross margin	76%	81%	79%	81%

Exhibit 99.1
Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) income

	Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
Loss from operations	$(87,856)	$(28,807)	$(14,594)	$(1,085)
Add:
Share-based compensation expenses	16,987	18,127	3,572	4,442
Retention payments related to business combinations	2,342	1,072	351	221
Amortization of intangible assets related to business combinations	4,573	4,776	1,202	1,171
Adjustment of fair value of contingent consideration related to business combinations	(884)	—	(1,628)	—
Non-recurring expenses related to termination of lease agreement and others	1,174	17	197	—
Capital gain related to sale of operating equipment	(127)	—	—	—
Non-GAAP operating (loss) income	$(63,791)	$(4,815)	$(10,900)	$4,749
Non-GAAP operating margin	(33)%	(2)%	(21)%	8%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
GAAP research and development	$59,904	$56,158	$13,977	$13,706
Less:
Share-based compensation expenses	5,287	5,782	1,193	1,479
Non-recurring expenses related to termination of lease agreement and others	87	—	—	—
Non-GAAP research and development	$54,530	$50,376	$12,784	$12,227
Non-GAAP research and development margin	28%	23%	25%	22%

GAAP sales and marketing	$122,635	$101,198	$30,096	$21,836
Less:
Share-based compensation expenses	5,995	5,196	1,087	1,145
Retention payments related to business combinations	557	766	222	221
Amortization of intangible assets related to business combinations	86	135	34	34
Non-recurring expenses related to termination of lease agreement and others	996	17	197	—
Non-GAAP sales and marketing	$115,001	$95,084	$28,556	$20,436
Non-GAAP sales and marketing margin	60%	44%	56%	36%

GAAP general and administrative	$45,277	$42,380	$9,441	$10,439
Less:
Share-based compensation expenses	5,106	6,514	1,156	1,665
Adjustment of fair value of contingent consideration related to business combinations	(884)	—	(1,628)	—
Non-recurring expenses related to termination of lease agreement and others	56	—	—	—
Capital gain related to sale of operating equipment	(127)	—	—	—
Non-GAAP general and administrative	$41,126	$35,866	$9,913	$8,774
Non-GAAP general and administrative margin	21%	16%	19%	15%

Exhibit 99.1
Reconciliation of Net cash (used in) provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
Net cash (used in) provided by operating activities	$(46,065)	$(3,038)	$(12,260)	$3,733
Purchases of property and equipment, net	(28,257)	(1,559)	(1,932)	(182)
Capitalized internal use software costs	(2,919)	(821)	(424)	(33)
Free cash flow	$(77,241)	$(5,418)	$(14,616)	$3,518

Purchases of property and equipment related to the new headquarters	27,221	1,156	1,781	29
Payments received in connection with purchases of property and equipment	(12,124)	—	(932)	—
Payments received from escrow in relation to contingent consideration	—	(380)	—	—
Deferred payments in relation to business combinations	413	260	—	—
Normalized free cash flow	$(61,731)	$(4,382)	$(13,767)	$3,547